UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 8, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 8, 2009

* Print the name and title of the signing officer under his signature.

SUPREME COURT OF BRITISH COLUMBIA DENIES PALA'S PETITION
TO STIFLE SHAREHOLDERS' RIGHT TO GREEN PROXY

June 8, 2009, Vancouver, BC - The Executive Directors of Rockwell Diamonds Inc. (TSX: RDI; JSE: RDI; OTCBB: RDIAF) today announced that in a June 5, 2009 decision the Supreme Court of British Columbia has denied the Petition of Pala Investments Holdings Limited to strike down the Executive Directors' proxy for the June 17, 2009 shareholders meeting. David Copeland, Chairman of Rockwell, speaking on behalf of the Executive Directors, said "In making its ultimate ruling, the Court agreed that shareholder democracy should prevail."

"We are pleased with the court's ruling as it is clearly an affirmation of shareholder rights. Pala's attempt to have our Green Proxy withdrawn was an underhanded way of stifling the dissenting voices against Pala's brazen attempt to indirectly take control of Rockwell. This has been yet another Pala roadblock intended to distract us from running our business and further depletes the Company's treasury."

"The Executive Directors strongly objected to Pala's position that on the critical issues of board composition and the continuation of Rockwell's Shareholder Rights Plan that Rockwell shareholders might find reading and understanding the voting instructions on the Green Proxy a challenge. The court concluded that the Green Proxy could be used for voting on these two resolutions and confirmed the mechanics of how the votes are to be counted on the issue of board composition and the continuation of the rights plan."

On the matters of the Fair Rights Offering and the denial of Pala's costs in connection with convening the meeting, Mr. Copeland said "The Court did rule that there was an issue as to the manner in which the purely advisory vote on the Fair Rights Offering and the vote on denying Pala's costs could bebrought before shareholders at the meeting. The Court left it for the chairman of the June 17 meeting to determine whether these matters should be considered at the meeting,if raised. If the chairman entertains motions to consider the Fair Rights Offering or the denial of Pala's costs we will be guided by the directions shareholders give in their Green Proxies on these issues in determining how to vote those proxies."

A copy of the Court's order is available on www.sedar.com and on the website of the Executive Directors www.executivedirectorsrockwell.com.

THE FUTURE OF ROCKWELL DIAMONDS INC. WILL BE DETERMINED
BY THE OUTCOME OF THIS VOTE. DO NOT ALLOW A DISSIDENT MINORITY
SHAREHOLDER TO TAKE CONTROL OF ROCKWELL AND YOUR INVESTMENT.

THE EXECUTIVE DIRECTORS URGE YOU TO
VOTE ONLY THE GREEN PROXY
AS RECOMMENDED ON THE GREEN PROXY

For further information, contact:

The Laurel Hill Advisory Group by email at rockwellinfo@laurelhillag.com or by phone at:

	Toll free	Or Collect
North America	1-888-882-6737	1-416-637-4661
Europe	00-800-8655-1111
South Africa	0-800-982-179

The comments of the Executive Directors in this news release and on the website are solely their own and not of any other director. For general information about Rockwell please visit its own website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating to the contested special shareholders meeting. Questions relating to the Executive's Director's positions in respect of the Meeting should be directed to Laurel Hill Advisory Group as per above.
No regulatory authority has approved or disapproved the information contained in this news release.